Exhibit 99.1

INX LIMITED COMPLETES OPENFINANCE ACQUISITION

Openfinance ownership transferred to INX Limited, introducing more than 60,000 registrations to the digital securities trading platform

NEW YORK, CHICAGO, – June 8th, 2021 - INX Limited (“INX”), the owner of blockchain-based platforms for trading digital securities and cryptocurrencies, today announced it has completed the acquisition of Openfinance Securities, LLC (“Openfinance”), following INX receiving approval from the Financial Industry Regulatory Authority, Inc. (“FINRA”) for change of ownership.

“The acquisition of Openfinance accelerates our time to market considerably in the digital securities space. In addition to the cryptocurrency exchange, we offer a digital security trading platform to investors. It is exciting to offer so many digital services under one roof. We look forward to adding more in the future,” commented Shy Datika, CEO of INX.

With the closing of the acquisition, INX now counts Openfinance’s broker-dealer/ATS - including its digital security listings and client base - among its wholly-owned subsidiaries. Openfinance’s registered user base will have the option to onboard onto the INX Digital platform using their Openfinance verification credentials.

In closing the acquisition, INX now has the opportunity to enhance the functionality of the existing platform by implementing certain upgrades. INX anticipates listing the INX Token on the digital securities platform in July once those upgrades are implemented.

The INX Token is the first SEC-registered digital security IPO for both retail and institutional investors. Through its digital securities platform, INX plans to provide innovative trading and capital raising financial instruments to enterprises and companies worldwide.

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About INX Limited

INX Limited provides regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology following a regulatory path.

About Openfinance

Openfinance Securities, LLC, Member FINRA/SIPC, is an SEC-designated ATS licensed to trade digitally formatted securities, including blockchain-based STOs.

Forward Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Inquiries:

INX Limited

Denise Weaver

Pistol x Stamen

Tel: 310-721-6710

Email: dweaver@pistolandstamen.com